EXHIBIT 12.1
Liberty Global, Inc.
Ratio of Earnings to Fixed Charges
(In Thousands)

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Earnings from continuing operations before fixed charges
Earnings (loss) from continuing operations before income taxes	$(95,222)	$(20,532)	$(35,507)	$48,864	$(496,008)	$(1,215,051)	$(171,394)
Share of losses (earnings) of affiliates that do not represent (i) distributed earnings or (ii) losses of affiliates whose debt is guaranteed	16,807	(38,845)	(38,710)	(13,739)	309,630	525,527	168,404
Add fixed charges computed below	207,009	166,755	337,834	6,249	9,254	28,150	7,692
Add minority interest in earnings of consolidated subsidiaries with fixed charges	60,074	—	—	—	—	—	—

Earnings (loss) from continuing operations before fixed charges	$188,668	$107,378	$263,617	$41,374	$(177,124)	$(661,374)	$4,702

Fixed Charges
Interest expense per financial statements	$177,756	$153,986	$307,015	$2,178	$3,943	$21,917	$6,690
Estimated interest component (1/3) of rental expense	29,253	12,137	29,529	978	567	1,589	1,002
Interest expense on guaranteed obligations of equity affiliate	—	632	1,290	3,093	4,744	4,644	—

Fixed charges	$207,009	$166,755	$337,834	$6,249	$9,254	$28,150	$7,692

Ratio of earnings to fixed charges	$—	$—	$—	$6.62	$—	$—	$—

Dollar amount of coverage deficiency	$(18,341)	$(59,377)	$(74,217)	$—	$(186,378)	$(689,524)	$(2,990)